SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.                     )*

Global Defense Technology & Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

37950B107

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index on Page 11

CUSIP No. 31950B107	13G	Page 2 of 16 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) A. Damian Perl
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,803,274
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,803,274
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,803,274
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 42.1%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 31950B107	13G	Page 3 of 16 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) GLOBAL Strategies Group Holding, S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,803,274
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,803,274
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,803,274
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 42.1%
12	Type of Reporting Person (See Instructions) FI

CUSIP No. 31950B107	13G	Page 4 of 16 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Kende Holding kft
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hungary
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,803,274
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,803,274
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,803,274
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 42.1%
12	Type of Reporting Person (See Instructions) FI

CUSIP No. 31950B107	13G	Page 5 of 16 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Contego Systems LLC I.R.S Identification No.: 20-4477465
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,803,274
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,803,274
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,803,274
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 42.1%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 31950B107	13G	Page 9 of 16 Pages

Item 1(a).	Name of Issuer:

Global Defense Technology & Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1501 Farm Credit Drive

Suite 2300

McLean, VA 22102-5011

Item 2(a).	Names of Persons Filing:

This statement is being filed jointly by:

(i)	Contego Systems LLC, a Delaware limited liability company, which is the holder of 3,803,274 shares of the issuer’s common stock, $0.01 par value;

(ii)	Kende Holding kft, a Hungarian company, which controls Contego Systems LLC;

(iii)	GLOBAL Strategies Group Holding, S.A., a company organized under the laws of Luxembourg, which owns and controls 99.98% of Kende Holding kft; and

(iv)	A. Damian Perl, an individual, who controls GLOBAL Strategies Group Holding, S.A.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For A. Damian Perl and Contego Systems LLC:

1501 Farm Credit Drive

Suite 2300

McLean, VA 22102-5011

For Kende Holding dft

Zichy Jeno U. 4

Budapest, K5 1066

For GLOBAL Strategies Group Holding, S.A.:

15 Boulevard Roosevelt

Luxembourg, L-2450

Item 2(c).	Citizenship:

A. Damian Perl: United Kingdom

Contego Systems LLC: Delaware

Kende Holding kft: Hungary

GLOBAL Strategies Group Holding, S.A.: Luxembourg

CUSIP No. 31950B107	13G	Page 9 of 16 Pages

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:

31950B107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

With respect to A. Damian Perl, Contego Systems LLC, Kende Holding kft, and GLOBAL Strategies Group Holding, S.A.:

(a)	Amount beneficially owned: 3,803,274 shares.

(b)	Percent of class: 42.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,803,274

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,803,274

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

A. Damian Perl

Contego Systems LLC

Kende Holding kft

GLOBAL Strategies Group Holding, S.A.

CUSIP No. 31950B107	13G	Page 9 of 16 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 31950B107	13G	Page 10 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2010

A. Damian Perl

By:	/s/ LISA BROOME
Name:	Lisa Broome
Title:	Attorney-in-Fact

Contego Systems LLC

By:	/s/ LISA BROOME
Name:	Lisa Broome
Title:	Attorney-in-Fact

Kende Holding kft

By:	/s/ Lisa Broome
Name:	Lisa Broome
Title:	Attorney-in-Fact

GLOBAL Strategies Group Holding, S.A.

By:	/s/ LISA BROOME
Name:	Lisa Broome
Title:	Attorney-in-Fact

CUSIP No. 31950B107	13G	Page 11 of 16 Pages

EXHIBITS

1. Power of Attorney of A. Damian Perl	Page 12

2. Power of Attorney of Contego Systems LLC	Page 13

3. Power of Attorney of Kende Holding kft	Page 14

4. Power of Attorney of GLOBAL Strategies Group Holding, S.A.	Page 15

5. Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)	Page 16

CUSIP No. 31950B107	13G	Page 12 of 16 Pages

Exhibit 1

February 14, 2010

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, A. Damian Perl, does hereby constitute and appoint each of James P. Allen and Lisa Broome, individually, as his lawful attorney-in-fact, with full power of substitution and resubstitution, to act in his name, place and stead to execute and deliver any and all documents that he, as a direct or indirect holder of shares of Global Defense Technology & Systems, Inc., is required to file under Section 13 of the Securities Exchange Act of 1934, including, without limitation, the execution and filing of all Schedules 13G, and to take such other actions as such attorney considers necessary or appropriate to effectuate such transactions.

/s/ A. DAMIAN PERL
A. Damian Perl

CUSIP No. 31950B107	13G	Page 13 of 16 Pages

Exhibit 2

February 14, 2010

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Contego Systems LLC, does hereby constitute and appoint each of James P. Allen and Lisa Broome, individually, as its lawful attorney-in-fact, with full power of substitution and resubstitution, to act in its name, place and stead to execute and deliver any and all documents that it, as a direct or indirect holder of shares of Global Defense Technology & Systems, Inc., is required to file under Section 13 of the Securities Exchange Act of 1934, including, without limitation, the execution and filing of all Schedules 13G, and to take such other actions as such attorney considers necessary or appropriate to effectuate such transactions.

Contego Systems LLC

By:	/s/ PAUL WHITE
Name:	Paul White
Title:	Manager

CUSIP No. 31950B107	13G	Page 14 of 16 Pages

Exhibit 3

February 14, 2010

POWER OF ATTORNEY

The undersigned, Kende Holding kft, hereby constitutes and appoints each of James P. Allen and Lisa Broome, individually, with full power of substitution, its true and lawful attorney-in-fact and agent, in any and all capacities, to sign any and all reports, documents and certificates to be delivered or filed with respect to the ownership of shares of the capital stock of Global Defense Technology & Systems, Inc., including, but not limited to, the Schedule 13G and any amendment thereto to be filed with the United States Securities and Exchange Commission, and to file any other reports, documents and certificates with respect thereto with any agencies and instrumentalities and other persons with which such other reports, documents or certificates are required to be filed or delivered; and the undersigned hereby grants unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as it might or could do in person, and hereby ratifies and confirms all that said attorney-in-fact and agent may lawfully do or cause to be done.

Kende Holding kft

By:	/s/ ZSOFIA MEZEI
Name:	Zsofia Mezei
Title:	Director

CUSIP No. 31950B107	13G	Page 15 of 16 Pages

Exhibit 4

February 14, 2010

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, GLOBAL Strategies Group Holding, S.A., does hereby constitute and appoint each of James P. Allen and Lisa Broome, individually, as its lawful attorney-in-fact, with full power of substitution and resubstitution, to act in its name, place and stead to execute and deliver any and all documents that it, as a direct or indirect holder of shares of Global Defense Technology & Systems, Inc., is required to file under Section 13 of the Securities Exchange Act of 1934, including, without limitation, the execution and filing of all Schedules 13G, and to take such other actions as such attorney considers necessary or appropriate to effectuate such transactions.

GLOBAL Strategies Group Holding, S.A.

By:	/s/ A. DAMIAN PERL
Name:	A. Damian Perl
Title:	Director

CUSIP No. 31950B107	13G	Page 16 of 16 Pages

Exhibit 5

Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby agree that this document shall be filed on behalf of each of them.

A. Damian Perl

By:	/s/ LISA BROOME
Name:	Lisa Broome
Title:	Attorney-in-Fact

Contego Systems LLC

By:	/s/ LISA BROOME
Name:	Lisa Broome
Title:	Attorney-in-Fact

Kende Holding kft

By:	/s/ LISA BROOME
Name:	Lisa Broome
Title:	Attorney-in-Fact

GLOBAL Strategies Group Holding, S.A.

By:	/s/ LISA BROOME
Name:	Lisa Broome
Title:	Attorney-in-Fact